AURICO GOLD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated May 22, 2015, a special meeting (“AuRico Meeting”) of shareholders of AuRico Gold Inc. (“AuRico”) will be held at 10:00 a.m. (Eastern time) on Wednesday, June 24, 2015 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario, M5H 2T6, for the following purposes:

•	to consider and, if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is attached as Appendix A to the accompanying joint management information circular (“Circular”) of AuRico and Alamos Gold Inc. (“Alamos”), approving the arrangement agreement dated as of April 12, 2015, between AuRico and Alamos and the arrangement involving AuRico and Alamos (“Arrangement”) under section 182 of the Business Corporations Act (Ontario), all as more particularly set forth in the accompanying Circular;

•	to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is attached as Appendix Q to the Circular, approving: (i) a long term incentive plan for AuRico Metals Inc.; and (ii) an employee share purchase plan for AuRico Metals Inc. (the “AuRico Metals Incentive Plan Resolution”), all as more particularly set forth Circular, provided that such resolution shall not become effective unless the Arrangement becomes effective; and

•	to transact such other business as may properly come before the AuRico Meeting or any adjournment or postponement thereof.

Completion of the Arrangement or approval of the AuRico Arrangement Resolution, the Alamos Continuance Resolution or the Alamos Arrangement Resolution is not conditional upon the approval of the AuRico Metals Incentive Plan Resolution or the Alamos AuRico Metals Incentive Plan Resolution.

This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the AuRico Meeting and forms part of this Notice of Special Meeting.

Completion of the proposed Arrangement is conditional upon certain other matters described in the Circular, including the approval of the Ontario Superior Court of Justice (Commercial List) and receipt of required regulatory, stock exchange and third party approvals.

Shareholders of AuRico who are unable to attend the AuRico Meeting are requested to complete, date, sign and return the enclosed form of proxy printed on blue paper so that as large a representation as possible may be had at the AuRico Meeting.

The board of directors of AuRico has passed a resolution to fix 5:00 p.m. (Eastern time) on May 22, 2015 as the record date for the determination of the registered holders of common shares of AuRico who will be entitled to receive notice of the AuRico Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the AuRico Meeting. Proxies to be used or acted upon at the AuRico Meeting must be deposited with AuRico’s transfer agent, Computershare Investor Service Inc., by 10:00 a.m. (Eastern time) on June 22, 2015 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the AuRico Meeting or any adjournment or postponement thereof). The time limit for deposit of proxies may be waived or extended by the chair of the AuRico Meeting at his discretion, without notice.

DATED at Toronto, Ontario this 22nd day of May, 2015.

By Order of the Board of Directors of AuRico Gold Inc.

(Signed) “Alan R. Edwards”
Chairman of the Board of Directors